SECI 03012179 COMMISSION
49

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SEC FILE NUMBER
8- 52414

CW

Arf
3/11/2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equitec Specialists, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Boulevard, 20th Floor
(No. and Street)

Chicago, IL 60604
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 207 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Perz 312-692-5075
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravid & Bernstein LLP
(Name — if individual, state last, first, middle name)

230 W. Monroe Street, Suite 330, Chicago, IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

19

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitec Specialists, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/08/03

Patricia A. Rhodes
Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITEC SPECIALISTS, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2002

EQUITEC SPECIALISTS, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2002

CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Independent Auditors' Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operations and Changes in Members' Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Schedule I:	
Computation of Net Capital	10
Independent Auditors' Report on Internal Control	11-12

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Equitec Specialists, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Equitec Specialists, LLC (the Company) as of December 31, 2002, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 18, 2003

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

EQUITEC SPECIALISTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Due from clearing organization	$ 33,699,788
Marketable securities, at market value	89,951,487
Deposit - Philadelphia Stock Exchange	75,000
Membership - Chicago Stock Exchange, at cost	307,000
Membership - Cinncinnati Stock Exchange, at cost	13,000
JBO preferred stock ownership, at cost	10,000
	$ 124,056,275

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 118,233,810
Accrued expenses	450,292
	118,684,102
Members' Capital	5,372,173
	$ 124,056,275

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Trading loss, net of commissions	$ (2,634,354)	
Brokerage income	834,559	
Interest and dividend income:		
Credit interest	142,782	
Short stock interest	1,063,334	
Dividend income	5,735,382	
		$ 5,141,703
EXPENSES:		
Brokerage expense	647,601	
Payroll	1,130,319	
Exchange dues / fees	1,194,743	
Professional fees	5,050	
Interest expense	1,139,238	
Seat lease	59,489	
Dividend expense	6,210,655	
Office expense	266,576	
		10,653,671
NET LOSS		(5,511,968)
MEMBERS' CAPITAL, BEGINNING OF YEAR		12,774,001
CAPITAL CONTRIBUTIONS		2,750,140
CAPITAL WITHDRAWALS		(4,640,000)
MEMBERS' CAPITAL, END OF YEAR		$ 5,372,173

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

OPERATIONS:		
Net loss	$ (5,511,968)	
Adjustments to reconcile net loss to net cash provided by operations:		
Decrease in receivables	28,622,401	
Decrease in securities owned	32,872,326	
Decrease in securities sold, not yet purchased	(54,208,073)	
Increase in accrued expenses	168,174	
Net cash provided by operations		$ 1,942,860
INVESTING ACTIVITIES		
Deposit - Philadelphia Stock Exchange	(40,000)	
Purchase - Cinncinnati Stock Exchange seat	(13,000)	
Net cash used in investing activities		(53,000)
FINANCING ACTIVITIES:		
Capital contributions	2,750,140	
Capital withdrawals	(4,640,000)	
Net cash used in financing activities		(1,889,860)
		$ -
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 1,211,242

See Notes to Financial Statements.

EQUITEC SPECIALISTS, LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization:

Equitec Specialists, LLC ("Company"), formerly known as LCS, LLC, was organized under the Limited Liability Company Act of Illinois on February 16, 2000. The Company engages in market making activity and is a specialist in the trading of stock and single stock futures thereon, on organized exchanges in the United States. The Company has been registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange (CSX), the Philadelphia Stock Exchange (PHLX), the Cincinnati Stock Exchange (CSE), the American Stock Exchange (AMEX) and the ONEChicago Exchange. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the CSX, the PHLX, the CSE, the AMEX and ONEChicago.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Exchange memberships are recorded at cost or, if any non-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2002, the market value of a Chicago Stock Exchange membership was $30,500, representing a substantial decline from the Company's original cost of $307,000. However, since management presently deems the decline to be temporary in nature, the value of the membership was left at its original cost.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax.

3. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These financial instruments, which generally include exchange-traded option contracts, futures contracts, and options on futures contracts, expose the Company to varying degrees of market and credit risk. The Company records its derivative activities at market value, and unrealized gains and losses are recognized currently in net trading revenue in the statement of operations.

The Company's market-making and trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative financial instruments used for trading purposes by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

4. Securities Owned and Sold But Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at market values, as illustrated below.

	Owned	Sold, Not Yet Purchased
Equities	$ 77,749,022	$ 96,934,012
Options	12,202,465	21,299,798
	$ 89,951,487	$ 118,233,810

The options stated above represent derivative financial instruments. See Note 3.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2002 the Company had net capital of $1,747,694, which was $1,647,694 in excess of its required capital.

6. Principal Transaction Losses:

During 2002 the Company's principal transaction losses consisted entirely of equity activities (including equity shares, options and options on stock indexes) totaling $ 2,634,354.

7. JBO Preferred Stock:

The investment represents preferred restricted stock in the Company's clearing organization. As such, the stock is not readily marketable, and is carried at cost.

8. Seat Leases:

Seats are leased by the Company on a month-to-month basis at currently negotiated rates.

EQUITEC SPECIALISTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 5,372,173
Less:	
Non-allowable assets - exchange memberships / deposit	(405,000)
Haircuts required	(3,026,946)
Undue concentration	(192,533)
NET CAPITAL	1,747,694
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 1,647,694
EXCESS NET CAPITAL AT 1000%	$ 1,708,332

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 393,625
Ratio: Aggregate indebtedness to Net Capital	22.52% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2002.

RAVID & BERNSTEIN LLP

Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Equitec Specialists, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Equitec Specialists, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Stock Exchange, the Philadelphia Stock Exchange, the Cincinnati Stock Exchange, the American Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2003